UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: ______________________

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 21, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Nos. 333-83724 and 333-82318) of Novo Nordisk A/S on Form S-8 of our report, dated June 21, 2012, on our audits of the financial statements and supplemental schedules of Novo Nordisk Inc. 401(k) Savings Plan as of and for the years ended December 31, 2011 and 2010, which report is included in this annual report on Form 11-K filed on or about June 21, 2012.

EisnerAmper LLP

Bridgewater, New Jersey
June 21, 2012

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2011 and 2010

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.

EisnerAmper LLP
750 Route 202 South, Suite 500
Bridgewater, NJ 08807
T 908.218.5002
F 908.218.5009

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of
Novo Nordisk Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2011 and delinquent participant contributions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Bridgewater, New Jersey
June 21, 2012

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Investments, at fair value		
Mutual funds	$ 294,881,318	$ 275,058,144
Common stock – Novo Nordisk A/S	154,524,355	154,916,079
Common collective trusts	99,243,639	81,907,587
Money market funds	44,362,335	36,373,339
	593,011,647	548,255,149
Cash	91,540	74,934
Notes receivable from participants	12,743,697	10,884,602
Receivables		
Employer contributions	1,331,197	1,172,229
Participant contributions	1,002,179	690,757
Dividends and interest	67,796	61,650
	2,401,172	1,924,636
Net assets available for benefits	$ 608,248,056	$ 561,139,321

See accompanying notes to financial statements

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions to (deductions from) net assets attributed to		
Investment income (loss)		
Net (depreciation) appreciation in fair value of investments	$ (19,151,889)	$ 106,752,810
Dividends from common stock	2,646,187	2,246,629
Other dividends	7,168,121	4,230,886
Interest	14,510	77,425
	(9,323,071)	113,307,750
Interest on notes receivable from participants	497,093	467,745
Contributions		
Employer	48,742,402	39,147,552
Participant	40,981,042	33,212,195
Participant rollovers	7,943,163	6,952,886
	97,666,607	79,312,633
Total additions	88,840,629	193,088,128
Deductions from net assets attributed to		
Benefits paid to participants	41,656,224	31,654,481
Administrative expenses	75,670	71,190
Total deductions	41,731,894	31,725,671
Net increase	47,108,735	161,362,457
Net assets available for benefits, beginning of year	561,139,321	399,776,864
Net assets available for benefits, end of year	$ 608,248,056	$ 561,139,321

See accompanying notes to financial statements

Note 1 - Description of Plan (continued)

Company Contributions

The Company may make basic retirement contributions. Separately, matching retirement contributions will be made by the Company provided that participants' before-tax and/or Roth 401(k) contributions shall be at least 2% of their eligible annual compensation to the Plan. Additionally, the Company may elect to make discretionary profit sharing contributions.

For the years ended December 31, 2011 and 2010, the basic retirement contributions represent 8% of participants' eligible annual compensation and matching contributions equal to 50% of the first 2% of participants' before-tax and/or Roth 401(k) contributions were made to the Plan. In no event shall the Company's matching contribution exceed 1% of participants' eligible annual compensation. To date, no discretionary profit sharing contributions have been made by the Company to the Plan.

Participant Accounts

Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan will be charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts available at December 31, 2011 and 2010, were approximately $82,000 and $43,000 respectively. Forfeited non-vested accounts are used to reduce future Company contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required for employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce Company contributions. During the years ended December 31, 2011 and 2010, forfeitures of approximately $790,000 and $1,460,000 were used to reduce employer contributions, respectively.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2011 and 2010, the loans' interest rates range from 4.25% to 9.50% and from 4.25% to 10.50%, respectively. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

On the earlier of retirement, death or termination of service, participants shall be entitled to receive the vested interest in their accounts. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants' accounts. In addition, participants may receive pre-retirement distributions at age 59½.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain of the accounts in the 2010 financial statements have been reclassified to conform to the 2011 presentation.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, in accordance with FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Net appreciation (depreciation) in the fair value of investments consists of gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain of the Plan's administrative expenses are paid by the Plan, as permitted by the Plan agreement. All other administrative expenses are paid by the Company.

Recent Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)". ASU 2011-04 amended Accounting Standards Codification (ASC) 820 to converge the fair value measurement guidance in U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for plan years beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Note 3 - Fair Value Measurements

FASB's ASC 820, *Fair Value Measurements and Disclosures,* established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06, among other things, requires purchases, sales, issuances, and settlements be presented on a gross basis for level 3 measurements and is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of ASU 2010-06 did not have a significant impact on the Plan's financial statements.

Note 3 - Fair Value Measurements (continued)

Valuation Methodologies

The following describe the valuation methods used by the Plan for determining fair value of its investments.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year-end.

Money market funds are valued at face value, which approximates fair value.

Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily commodities, large cap equities, mid cap equities, small cap equities, international equities, fixed income, Treasury Inflation Protected Securities ("TIPS"), Real Estate Investment Trusts ("REITs"), and stable value investments. Shares in the common trust funds are valued at their net asset values that are calculated by the investment manager or sponsor of the fund based upon the values of the underlying assets, and have varying liquidity, redemption period notices and other restrictions.

There have been no changes to the methodologies used to measure fair value at December 31, 2011 and 2010. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instrument at the reporting date.

Note 3 - Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap fund	$ 97,103,315	$ -	$ 97,103,315
Fixed income funds	82,542,405	-	82,542,405
Domestic growth funds	65,097,754	-	65,097,754
International growth funds	50,137,844	-	50,137,844
Total mutual funds	294,881,318	-	294,881,318
Common stock	154,524,355	-	154,524,355
Money market funds	44,362,335	-	44,362,335
Common collective trusts:			
Lifecycle funds	-	99,243,639	99,243,639
Total investments at fair value	$ 493,768,008	$ 99,243,639	$ 593,011,647

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2010:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap fund	$ 114,817,821	$ -	$ 114,817,821
Domestic growth funds	61,987,102	-	61,987,102
International growth funds	50,767,393	-	50,767,393
Fixed income funds	47,485,828	-	47,485,828
Total mutual funds	275,058,144	-	275,058,144
Common stock	154,916,079	-	154,916,079
Money market funds	36,373,339	-	36,373,339
Common collective trusts:			
Lifecycle funds	-	81,907,587	81,907,587
Total investments at fair value	$ 466,347,562	$ 81,907,587	$ 548,255,149

The Plan did not have any investments in Level 3 as of December 31, 2011 and 2010, respectively.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 3 - Fair Value Measurements (continued)

Redemption Restrictions

Certain mutual fund charges a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

		2011		2010
Mutual funds:				
Growth Fund of America R6	$	48,963,904	$	-
Schwab Value Advantage Instl		44,362,149		36,336,603
Schwab S&P 500 Index Fund		38,403,656		31,183,694
Europacific Growth R6		36,762,366		-
Growth Fund of America R5		-		50,816,131
Europacific Growth R5		-		41,174,800
	$	168,492,075	$	159,511,228
Common stock:				
Novo Nordisk A/S ADR Shares	$	154,524,355	$	154,916,079
Common collective trusts:				
Schwab Managed Ret 2040 CL III	$	42,174,928	$	34,158,111

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), (depreciated) appreciated in value as follows:

		2011		2010
Common stock	$	3,069,023	$	67,391,619
Common collective trusts		(3,918,888)		10,543,585
Mutual funds		(18,302,024)		28,817,606
	$	(19,151,889)	$	106,752,810

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2011 and 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 10 - Delinquent Participant Contributions

The Company has reported late participant contributions including participant loan repayments of $5,815,798 for the year ended December 31, 2011 on Form 5330. Lost earnings of $770 related to the corrected late participant contributions of $2,671,592 were funded in 2011, and $1,360 of lost earnings related to the late participant contributions of $3,144,206 not corrected at December 31, 2011, were corrected and funded in June 2012.

Note 11 - Subsequent Events

The Plan was amended and restated effective as of January 1, 2012. The changes only impacted NNI's basic retirement contributions whereas the basic retirement contributions, when made for periods after December 31, 2011, will not be made to the Plan, but will instead be deposited in a new and separate qualified retirement plan, known as the NNI Money Purchase Plan, and will be made on behalf of NNI's employees eligible to participate in that plan. All other provisions of the Plan will stay the same and eligible Company employees continue to participate in the Plan for employee salary deferral, matching contributions, and are eligible for discretionary profit sharing contributions, should the Company elect to make them. The Plan's eligibility rules have not changed and eligible employees may continue to contribute (as described in Note 1) and the Company will continue to make matching contributions (as described in Note 1). The amended and restated Plan was submitted to the IRS on February 24, 2012 under Cycle B for an updated determination letter.

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Cost	Fair Value
Growth Fund of America R6		Mutual Fund	**	$ 48,963,904
Schwab Value Advantage Instl.	*	Money Market Fund	**	44,362,149
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**	42,174,928
Schwab S&P 500 Index Fund	*	Mutual Fund	**	38,403,656
Europacific Growth R6		Mutual Fund	**	36,762,366
Wells Fargo Total Ret Bond I		Mutual Fund	**	27,045,461
Ridgeworth SMCAP Val Equity I		Mutual Fund	**	26,952,245
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	26,458,426
Columbia Dividend Income CLZ		Mutual Fund	**	25,142,012
Franklin U.S. Govt Securities Adv		Mutual Fund	**	22,450,181
Schwab Managed Ret 2050 CL III	*	Common collective trust fund	**	14,784,816
Goldman Sachs Midcap Val Instl.		Mutual Fund	**	11,917,822
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**	11,510,575
Columbia Mid Cap Index Z		Mutual Fund	**	11,174,786
DFA Intl. Small Company		Mutual Fund	**	10,291,848
Thornburg Value Instl. CL		Mutual Fund	**	9,735,754
Columbia Small Cap Index Z		Mutual Fund	**	8,965,023
Vanguard Total Bnd Mkt Idx Sig		Mutual Fund	**	7,904,751
Neuberger Berman MCP Grth Inst		Mutual Fund	**	6,087,878
Vanguard Total Int'l Stk Idx Sig		Mutual Fund	**	3,083,630
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**	2,936,156
Schwab Managed Ret Income III	*	Common collective trust fund	**	954,819
Schwab Managed Ret 2015 CL III	*	Common collective trust fund	**	350,476
Schwab Managed Ret 2025 CL III	*	Common collective trust fund	**	38,649
Schwab Managed Ret 2035 CL III	*	Common collective trust fund	**	23,903
Schwab Managed Ret 2045 CL III	*	Common collective trust fund	**	10,891
Stock liquidity		Money Market Fund	**	187
Novo Nordisk A/S	*	Common Stock	**	154,524,355
Total Investments				$ 593,011,647
Notes receivable from participants including $28,980 of accrued interest: interest rates ranging from 4.25% to 9.50%, and maturities through 2026	*			$ 12,743,697
				$ 605,755,344

* Party-in interest
** Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2011

	Total that Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to Plan (x)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$5,815,798	$3,144,206 (b)	$ 2,671,592 (a)	$0	$0

(x) Late participant loan repayments are included in the late participant contributions.

(a) Lost earnings of $770 related to the corrected late participant contributions were funded in 2011. This amount is not included in the schedule above.

(b) Lost earnings of $1,360 related to the late participant contributions not corrected at December 31, 2011, were corrected and funded in June 2012. This amount is not included in the schedule above.